                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 5)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                     PLAINS EXPLORATION & PRODUCTION COMPANY
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    726505100
                                 (CUSIP NUMBER)

                               D. MARTIN PHILLIPS
                             ENCAP INVESTMENTS L.P.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 APRIL 15, 2004
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 726505100              SCHEDULE 13D/A

(1)  Names of Reporting Persons I.R.S. Identification Nos.
     of Above Persons (entities only)

         ENCAP INVESTMENTS L.L.C.

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                  (a) [ ]
                                                                         (b) [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization    EnCap Investments L.L.C. is a
                                             limited liability company organized
                                             under the laws of the State of
                                             Delaware.

     Number of         (7)  Sole Voting Power                                  0
     Shares Bene-
     ficially          (8)  Shared Voting Power                                0
     Owned by
     Each              (9)  Sole Dispositive Power                             0
     Reporting
     Person With       (10) Shared Dispositive Power                           0

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                                    0

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                               [ ]

(13) Percent of Class Represented by Amount in Row (11)                        0

(14) Type of Reporting Person (See Instructions)                              OO

CUSIP NO. 726505100              SCHEDULE 13D/A

(1)  Names of Reporting Persons I.R.S. Identification Nos. of
     Above Persons (entities only)

         ENCAP INVESTMENTS L.P.

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                  (a) [ ]
                                                                         (b) [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization    EnCap Investments L.P. is a limited
                                             partnership organized under the
                                             laws of the State of Delaware.

     Number of         (7)  Sole Voting Power                                  0
     Shares Bene-
     ficially          (8)  Shared Voting Power                                0
     Owned by
     Each              (9)  Sole Dispositive Power                             0
     Reporting
     Person With       (10) Shared Dispositive Power                           0

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                                    0

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                               [ ]

(13) Percent of Class Represented by Amount in Row (11)                        0

(14) Type of Reporting Person (See Instructions)                              PN

CUSIP NO. 726505100              SCHEDULE 13D/A

(1)  Names of Reporting Persons I.R.S. Identification Nos. of
     Above Persons (entities only)

         ENCAP INVESTMENTS GP, L.L.C.

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                  (a) [ ]
                                                                         (b) [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization    EnCap Investments GP, L.L.C. is a
                                             limited liability company organized
                                             under the laws of the State of
                                             Delaware.

     Number of         (7)  Sole Voting Power                                  0
     Shares Bene-
     ficially          (8)  Shared Voting Power                                0
     Owned by
     Each              (9)  Sole Dispositive Power                             0
     Reporting
     Person With       (10) Shared Dispositive Power                           0

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                                    0

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                               [ ]

(13) Percent of Class Represented by Amount in Row (11)                        0

(14) Type of Reporting Person (See Instructions)                              OO

CUSIP NO. 726505100              SCHEDULE 13D/A

(1)  Names of Reporting Persons I.R.S. Identification Nos. of
     Above Persons (entities only)

         RNBD GP LLC

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                  (a) [ ]
                                                                         (b) [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization    RNBD GP LLC is a limited liability
                                             company organized under the laws of
                                             the State of Delaware.

     Number of         (7)  Sole Voting Power                                  0
     Shares Bene-
     ficially          (8)  Shared Voting Power                                0
     Owned by
     Each              (9)  Sole Dispositive Power                             0
     Reporting
     Person With       (10) Shared Dispositive Power                           0

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                                    0

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                               [ ]

(13) Percent of Class Represented by Amount in Row (11)                        0

(14) Type of Reporting Person (See Instructions)                              OO

CUSIP NO. 726505100
SCHEDULE 13D/A

(1)  Names of Reporting Persons I.R.S. Identification Nos. of
     Above Persons (entities only)

         DAVID B. MILLER

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                  (a) [ ]
                                                                         (b) [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization    David B. Miller is a citizen of the
                                             United States of America.

     Number of         (7)  Sole Voting Power                                  0
     Shares Bene-
     ficially          (8)  Shared Voting Power                                0
     Owned by
     Each              (9)  Sole Dispositive Power                             0
     Reporting
     Person With       (10) Shared Dispositive Power                           0

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                                    0

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                               [ ]

(13) Percent of Class Represented by Amount in Row (11)                        0

(14) Type of Reporting Person (See Instructions)                              IN

CUSIP NO. 726505100 S
SCHEDULE 13D/A

(1)  Names of Reporting Persons I.R.S. Identification Nos. of
     Above Persons (entities only)

         GARY R. PETERSEN

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)                                                       (a) [ ]
                                                                         (b) [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization    Gary R. Petersen is a citizen of
                                             the United States of America.

     Number of         (7)  Sole Voting Power                                  0
     Shares Bene-
     ficially          (8)  Shared Voting Power                                0
     Owned by
     Each              (9)  Sole Dispositive Power                             0
     Reporting
     Person With       (10) Shared Dispositive Power                           0

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                                    0

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                               [ ]

(13) Percent of Class Represented by Amount in Row (11)                        0

(14) Type of Reporting Person (See Instructions)                              IN

CUSIP NO. 726505100
SCHEDULE 13D/A

(1)  Names of Reporting Persons I.R.S. Identification Nos. of
     Above Persons (entities only)

         D. MARTIN PHILLIPS

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)                                                       (a) [ ]
                                                                         (b) [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization    D. Martin Phillips is a citizen of
                                             the United States of America.

     Number of         (7)  Sole Voting Power                                  0
     Shares Bene-
     ficially          (8)  Shared Voting Power                                0
     Owned by
     Each              (9)  Sole Dispositive Power                             0
     Reporting
     Person With       (10) Shared Dispositive Power                           0

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                                    0

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                               [ ]

(13) Percent of Class Represented by Amount in Row (11)                        0

(14) Type of Reporting Person (See Instructions)                              IN

CUSIP NO. 726505100
SCHEDULE 13D/A

(1)  Names of Reporting Persons I.R.S. Identification Nos. of
     Above Persons (entities only)

         ROBERT L. ZORICH

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)                                                       (a) [ ]
                                                                         (b) [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization    Robert L. Zorich is a citizen of
                                             the United States of America.

     Number of         (7)  Sole Voting Power                                  0
     Shares Bene-
     ficially          (8)  Shared Voting Power                                0
     Owned by
     Each              (9)  Sole Dispositive Power                             0
     Reporting
     Person With       (10) Shared Dispositive Power                           0

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                                    0

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                               [ ]

(13) Percent of Class Represented by Amount in Row (11)                        0

(14) Type of Reporting Person (See Instructions)                              IN

ITEM 1. SECURITY AND ISSUER.

No modification.

ITEM 2. IDENTITY AND BACKGROUND.

No modification.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No modification

ITEM 4. PURPOSE OF TRANSACTION.

No modification.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended in its entirety to read as follows:

(a)

Each of EnCap Investments L.L.C., EnCap Investments L.P., EnCap Investments GP, L.L.C., RNBD GP LLC, David B. Miller, Gary R. Petersen, D. Martin Phillips, and Robert L. Zorich is the beneficial owner of zero shares of Common Stock (and thus zero percent).

(b)

EnCap Investments L.L.C., EnCap Investments L.P., EnCap Investments GP, L.L.C., RNBD GP LLC, David B. Miller, Gary R. Petersen, D. Martin Phillips, and Robert
L. Zorich share the power to vote or direct the vote and to dispose or direct the disposition of zero shares of Common Stock.

(c)

Except as otherwise described herein or in any Exhibit filed herewith, and to the knowledge of the reporting persons, none of the persons named in response to Paragraph (a) above has affected any transaction in the Common Stock during the past sixty (60) days.

(d)

Except as otherwise described herein, and to the knowledge of the reporting persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

(e)

Each of EnCap Investments L.L.C., EnCap Investments L.P., EnCap Investments GP, L.L.C., RNBD GP LLC, David B. Miller, Gary R. Petersen, D. Martin Phillips, and Robert L. Zorich ceased to be the beneficial owner of more than five percent (5%) of the Common Stock on April 15, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

The Securities and Exchange Commission declared the Issuer's Shelf Registration Statement on Form S-3 effective on April 9, 2004.

On April 15, 2004, EnCap III, EnCap III-B, and BOCP entered into an underwriting agreement (the "Underwriting Agreement") with the Issuer and Lehman Brothers Inc. (the "Underwriter"). The Underwriting Agreement provides for the purchase and sale of a total of 2,371,868 shares of Common Stock to be sold by EnCap III, EnCap III-B, and BOCP at a purchase price of $18.925 per share, and contains representations, warranties, and indemnities by the Issuer and by EnCap III, EnCap III-B, and BOCP, and other provisions customarily included in underwriting agreements relating to secondary public offerings.

The closing of the offering pursuant to the Underwriting Agreement occurred on April 15, 2004. At the closing, EnCap III, EnCap III-B, and BOCP sold 1,194,700, 886,814, and 290,354 shares of Common Stock, respectively, to the Underwriter (for aggregate sales by them of 2,371,868 shares of Common Stock) and received aggregate proceeds of $44,887,601.90. After giving effect to the sale of 2,371,868 shares of Common Stock on April 15, 2004, each of EnCap III, EnCap III-B, and BOCP owned zero shares of the Issuer's common stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following is added to Item 7:

Exhibit 10.5   -  Joint Filing Amendment dated April 21, 2004 between EnCap
                  Investments L.L.C., EnCap Investments L.P., EnCap Investments GP, L.L.C., RNBD GP LLC, David B. Miller, Gary R. Petersen, D. Martin Phillips, and Robert L. Zorich.

Exhibit 10.6   -  Underwriting Agreement dated April 15, 2004 between EnCap
                  Energy Capital Fund III, L.P., EnCap Energy Capital Fund III-B, L.P., BOCP Energy Partners, L.P., Plains Exploration & Production Company, and Lehman Brothers, Inc.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2004            ENCAP INVESTMENTS L.L.C.

                                By: EnCap Investments L.P.,
                                        its manager

                                By: EnCap Investments GP, L.L.C.,
                                        its general partner

                                By: /s/ D. Martin Phillips
                                    --------------------------------------
                                      D. Martin Phillips,
                                      Senior Managing Director

Date: April 21, 2004            ENCAP INVESTMENTS L.P.

                                By: EnCap Investments GP, L.L.C.,
                                        its general partner

                                By: /s/ D. Martin Phillips
                                    --------------------------------------
                                      D. Martin Phillips,
                                      Senior Managing Director

Date: April 21, 2004            ENCAP INVESTMENTS GP, L.L.C.

                                By: /s/ D. Martin Phillips
                                    --------------------------------------
                                      D. Martin Phillips,
                                      Senior Managing Director

Date: April 21, 2004            RNBD GP LLC

                                By: /s/ D. Martin Phillips
                                    --------------------------------------
                                      D. Martin Phillips,
                                      Senior Managing Director

Date: April 21, 2004            /s/ David B. Miller
                                --------------------------------------
                                DAVID B. MILLER

Date: April 21, 2004            /s/ Gary R. Petersen
                                --------------------------------------
                                GARY R. PETERSEN

Date: April 21, 2004            /s/ D. Martin Phillips
                                --------------------------------------
                                D. MARTIN PHILLIPS

Date: April 21, 2004            /s/ Robert L. Zorich
                                --------------------------------------
                                ROBERT L. ZORICH

                                INDEX TO EXHIBITS

10.5     Agreement

10.6     Underwriting Agreement